SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 1, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on October 1, 2007.

Amsterdam • 1 October 2007
ING closes 10-year exclusive partnership agreement with Piraeus Bank in Greece
ING Group announces that it has reached final agreement with Piraeus Bank on a 10-year exclusive distribution partnership in Greece covering life, employee benefits, pension insurances and retail banking products.
On 30 July, ING and Piraeus Bank announced they had signed a Memorandum of Understanding to enter into this partnership. The negotiations have now finalized and have resulted in an agreement that gives ING exclusive access to Piraeus Bank’s network of 309 branch offices in Greece for the distribution of life insurance and pension products. ING’s network of tied agents in Greece will promote the retail banking products of Piraeus Bank.
In addition, ING acquires full ownership of ING Piraeus Life, the joint venture between ING and Piraeus Bank. Financial details were not disclosed.
The partnership follows on a cooperation agreement signed in 2002 and fits into ING’s growth strategy in Central Europe of which extending and broadening of distribution is one of the spearheads. It also confirms ING’s firm commitment to the Greek insurance market.
ING Piraeus Life has grown rapidly mainly through sales of unit-linked products. It is currently the 8th largest life insurer in the Greek market with a market share of 3.7%. ING also sells insurance products via tied agents through ING Greece. ING Greece ranks 5th in the Greek life market with a market share of 8.4%. Combined, ING Greece and ING Piraeus Life occupy the 3rd position in the Greek life insurance market. Piraeus Bank is the 4th largest bank in Greece.

Press enquiries:
Nanne Bos, ING Group +31 20 541 6516, nanne.bos@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: October 1, 2007